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  FORM 4                                                  OMB APPROVAL
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                                                OMB Number            3235-0287
                                                Expires:     September 30, 1998
                                                Estimated average burden
                                                  hours per response        0.5
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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                    STATEMENT OF CHANGES BENEFICIAL OWNERSHIP

     Filed  pursuant to Section  16(a) of the  Securities  Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or

              Section 30(f) of the Investment Company Act of 1940

[ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

================================================================================
1.   Name and Address of Reporting Person

     Eger,          John           M.
--------------------------------------------------------------------------------
     (Last)       (First)        (Middle)

     c/o Coyote Network Systems, Inc.
     4360 Park Terrace Drive
--------------------------------------------------------------------------------
                 (Street)

     Westlake Village, CA          91361
--------------------------------------------------------------------------------
     (City)         (State)        (ZIP)

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2.   Issuer Name and Ticker or Trading Symbol

     Coyote Network Systems, Inc. (CYOE)

================================================================================
3.   IRS or Social Security Number of Reporting Person (Voluntary)


================================================================================
4.   Statement for Month/Year:

     March 2000

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5.   If Amendment, Date of Original (Month/Year)


================================================================================
6.   Relationship of Reporting Person(s) to Issuer (check all applicable)

     [ X ]  Director                         [  ] 10% Owner
     [   ]  Officer (give title below)       [  ] Other (specify below)

            ---------------------------

================================================================================
7.   Individual or Joint/Group Filing (check applicable line)

     [ X ]     Form Filed by One Reporting Person
     [   ]     Form Filed by More than One Reporting Person

====================================================================================================================================
                                            Table I - Non-Derivative Securities Beneficially Owned

====================================================================================================================================

                                                            4. Securities           5. Amount of    6. Ownership  7. Nature of
                                                               Acquired (A) or         Securities      Form:         Indirect
                                          3. Transaction       Disposed of (D)         Beneficially    Direct        Beneficial
                                             Code (Instr.8)    (Instr. 3, 4 and 5)     Owned at End    (D) or        Ownership
                                             --------------    --------------------    of Month        Indirect      (Instr. 4)
1. Title of Security   2. Transaction                                  (A)             (Instr. 3       (I)
   (Instr. 4)             Date (mm/dd/yy)     Code     V       Amount or (D) Price     and 4)          (Instr.4)
   ------------------     ---------------    ------  ------    ------ ------ ------    ------------    ---------     ----------

      Common Stock          03/13/00           S               3000    (D)   $ 9.50         0             I           (1)
   ------------------     ---------------    ------  ------    ------ ------ ------    ------------    ---------     ----------
      Common Stock          03/14/00           S               2000    (D)   $11.50         0             I           (1)
   ------------------     ---------------    ------  ------    ------ ------ ------    ------------    ---------     ----------

====================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially
owned directly or indirectly.                                             (Over)

====================================================================================================================================
                            Table II - Derivative Securities Acquired, Disposed of, or
                      Beneficially Owned (e.g., puts, calls, warrants, options, convertible
====================================================================================================================================
                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    Form of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
------------------  -------- -------  ------   ----- ------  -------  -------  --------- ------- -------- --------- -------- -------
Stock                                                          (2)              Common
Option (2)          $5.50    02/17/00    V     50,000        02/17/00 02/17/05  Stock     50,000            50,000    D
------------------  -------- -------  ------   ----- ------  -------  -------  --------- ------- -------- --------- -------- -------

------------------  -------- -------  ------   ----- ------  -------  -------  --------- ------- -------- --------- -------- -------

------------------  -------- -------  ------   ----- ------  -------  -------  --------- ------- -------- --------- -------- -------

====================================================================================================================================

Explanation of Responses:

(1) These shares were purchased on the open market prior to the reporting person's election to the Company's Board of Directors and were held by John
     M. & Mary Ann Eger Family Trust for the benefit of members of the reporting person's immediate family. The reporting person is a trustee of the trust.

(2) On February 17, 2000, stock options to purchase 50,000 shares of the Company's Common Stock were granted to the reporting person pursuant to the Company's Equity Plan. Issuance of such shares is subject to shareholder approval of the Company's amendment of its Certificate of Incorporation to allow for the increase in the Company's authorized shares and subject to shareholder approval of the Equity Plan.

   /s/ John M. Eger                                             5/10/00
---------------------------------------------            -----------------------
      (**)Signature of Reporting Person

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

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